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                              Accountants' Consent

The Board of Directors
Hawaiian Airlines, Inc.:

We consent to incorporation by reference in Registration Statement Nos. 033-64299, 333-09667, 333-09669, 333-09671, 333-09673, 333-26179, and 333-63575
on Form S-8 of Hawaiian Airlines, Inc. of our reports dated March 11, 1999, relating to the balance sheet of Hawaiian Airlines, Inc. as of December 31, 1998, and the related statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the years in the two-year period ended December 31, 1998, and relating to the financial statement schedule of Hawaiian Airlines, Inc. for the two-year period ended December 31, 1998, which reports appear in the December 31, 1999 annual report on Form 10-K of Hawaiian Airlines, Inc.


/s/ KPMG LLP
Honolulu, Hawaii
March 29, 2000